UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

VIELA BIO, INC.

(Name of Subject Company)

VIELA BIO, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Paul W. Hoelscher

Treasurer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barbara L. Borden

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Viela Bio, Inc., a Delaware corporation (“Viela” or the “Company”), with the Securities and Exchange Commission on February 12, 2021 (as amended or supplemented from time to time “Schedule 14D-9”), relating to the offer by Teiripic Merger Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Horizon Therapeutics” or “Ultimate Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $53.00 per Company Share, net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Add the following new subsection to Item 8 after the end of the subsection entitled “Certain Litigation” on page 44:

Expiration of the Offer; Completion of the Merger

As of one minute following 11:59 p.m. Eastern time on March 12, 2021, the Offer expired as scheduled and was not extended. Purchaser was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the time of the expiration of the Offer, a total of 51,668,285 Company Shares (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary pursuant to such procedures) were validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 94% of the Company Shares outstanding as of the time of the expiration of the Offer. In addition, the Depositary advised that notices of guaranteed delivery had been delivered with respect to 991,504 additional Company Shares, representing approximately 1.80% of the outstanding Company Shares as of the time of the expiration of the Offer.

The number of Company Shares tendered pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment and will promptly pay for all Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the time of the expiration of the Offer in accordance with the terms of the Offer.

Following the consummation of the Offer, Parent and Purchaser completed the acquisition of Viela on March 15, 2021 through the Merger without a vote of the stockholders of Viela in accordance with Section 251(h) of the DGCL. At the Effective Time, each Company Share then outstanding (except for Company Shares held by Viela, Parent or Purchaser, which Company Shares were cancelled and retired and cease to exist, with no consideration delivered in exchange therefor) was cancelled and (other than Company Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger as described in Item 8 under the heading “Appraisal Rights”) was converted into the right to receive the Offer Price, in cash, without interest and subject to any applicable withholding of taxes.

Following the consummation of the Merger, the Company Shares will be delisted and will cease to trade on Nasdaq.

On March 15, 2021, Horizon Therapeutics issued a press release announcing the expiration and results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H)	Press Release issued by Horizon Therapeutics, dated March 15, 2021 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viela Bio, Inc.

By:	/s/ Paul W. Hoelscher
	Name:	Paul W. Hoelscher
	Title:	Treasurer

Dated: March 15, 2021